UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
________________

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER
333-83375
CUSIP NUMBER
43858D 104

(Check One):

☐ Form 10-K         ☐ Form 20-F         ☐ Form 11-K         ☒ Form 10-Q        ☐  Form N-SAR

For Period Ended: June 30, 2008

☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________
PART I -- REGISTRANT INFORMATION

HONG KONG WINALITE GROUP, INC.
Full Name of Registrant

606, 6/F, Ginza Plaza, 2A Sai Yeung Choi Street South
Address of Principal Executive Office (Street and Number)

Mongkok, Kowloon, Hong Kong
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating its operating and financial information into statements for the second quarter of 2008. The Registrant anticipates that it will file its Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Exchange Act Rule 12b-25.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jingjun Hu (Chief Executive Officer)	(852)	2388-3928
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒        No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒        No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in its Current Report on Form 8-K filed on January 4, 2008, effective on December 28, 2007, the Registrant completed a share exchange transaction (the "Share Exchange Transaction") with The Hong Kong Winalite Group Limited ("Winalite"), a Hong Kong company and Winalite's shareholders which resulted in a change in control of the Registrant. The Share Exchange Transaction changed the Registrant's operations from the operations reported in the Registrant's Quarterly Report on Form 10-QSB for the period ended June 30, 2007 that was filed on August 13, 2007. Prior to December 28, 2007, the Registrant was a shell company which was not engaged in any active business. The Registrant currently markets and sells personal health and hygiene products internationally. It procures all of the goods that it sells from an independent manufacturer in mainland China and sells them to consumers internationally through its contracted direct-selling distributors and wholesale and retail establishments. Although the Registrant was the surviving legal entity in the Share Exchange Transaction, the transaction is accounted for as a reverse acquisition with Winalite deemed as the accounting acquirer. Under the purchase method of accounting, Winalite's historical results will be carried forward and the Registrant's operations will be included in the financial statements commencing on the effective date of the Share Exchange Transaction. Accordingly, the amounts of revenue, net profit, assets, liabilities and shareholder's equity will differ significantly from the operation results reported in the previous year's Form 10-QSB that was filed for the corresponding fiscal quarter in 2007 as a result of such reverse acquisition accounting. The Registrant is unable to provide an accurate quantitative estimate of the results for the quarter ended June 30, 2008, as it has not yet completed the information necessary to provide such an estimate. However, the Registrant expects to file its Quarterly Report on Form 10-Q with such results within the allotted extension period.

HONG KONG WINALITE GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2008	By:	/s/ Jingjun Hu
Jingjun Hu
Chief Executive Officer